Exhibit 12.1

Nexstar Finance Holdings, L.L.C.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	March 31, 2002	March 31, 2003
Pre-tax Income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries	(11,666)	(12,310)	(1,550)	(40,436)	(19,711)	(7,246)	(14,084)

Fixed Charges:

Interest expense and amortization of debt discount	11,452	17,569	19,861	39,979	38,791	9,577	15,027

Appropriate Portion of ( 1/3) rentals	103	186	212	193	297	74	76

Total fixed charges	11,555	17,735	20,073	40,172	39,088	9,651	15,103

Pre-tax Income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries plus fixed charges	(111)	5,425	15,823	(264)	19,377	2,405	1,019

Deficiency to cover fixed charges	11,666	12,310	1,550	40,436	19,711	7,246	14,084